SECURITIE 04019481 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52585

RECEIVED JUL 01 2004 SEC MAIL PROCESSING SECTION 158 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/31/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackLake Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Maiden Lane Ste 505 (No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Arthur Bennett 212-402-4220 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahn Boyd Levychin (Name – *if individual, state last, first, middle name*)

48 Wall Street (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Arthur Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackLake Securities Corporation, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Blacklake, LLC

[signature]
Signature

Principal
Title

[signature]
Notary Public

NANCY SANCHEZ
Notary Public State of New York
No. 41-5006311
Qualified in Queens County
Commission Expires
December 28, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKLAKE SECURITIES CORPORATION
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
MARCH 31, 2004

5d

Contents

Auditors' report	1
Financial statements	
Balance sheet	2-3
Statement of operations	4
Statement of changes in stockholder's equity	5
Statement of cash flows	6
Supplementary information	
Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	7
Summary of significant accounting policies	8-9
Notes to the financial statements	10-11
Independent auditors' report on internal accounting control required by SEC Rule 17a-5	12-13

KAHN BOYD LEVYCHIN, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Auditors' report

To the Board of Directors
Blacklake Securities Corporation
New York, NY

We have audited the accompanying balance sheet of Blacklake Securities Corporation as of March 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows, and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blacklake Securities Corporation as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn Boyd Levychin

Kahn Boyd Levychin,
Certified Public Accountants

June 16, 2004

48 Wall Street, 11th Floor New York, NY 10005 (212) 843-4100

BLACKLAKE SECURITIES CORPORATION
BALANCE SHEET
MARCH 31, 2004

Assets

Current assets		
Cash	$	39,539
Total current assets		**39,539**
Other assets		
Clearing deposit		12,000
Loan receivable *(Note 1)*		50,000
Due from Blacklake, LLC *(Note 2)*		31,026
Total other assets		**93,026**
Total assets	**$**	**132,565**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

BLACKLAKE SECURITIES CORPORATION
BALANCE SHEET
MARCH 31, 2004

Liabilities and Stockholder's Equity

Current liabilities		
Accounts and accrued expenses payable	$	2,798
Income taxes payable		1,365
Total current liabilities		**4,163**
Total liabilities		**4,163**
Stockholder's equity		
Common stock *(50,000 shares $.001 par value authorized, 0 shares issued and outstanding)*		-
Additional paid-in capital		173,880
Accumulated deficit		(45,478)
Total stockholder's equity		**128,402**
Total liabilities and stockholder's equity	**$**	**132,565**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

BLACKLAKE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
MARCH 31, 2004

Revenue		
Commissions	$	76,368
Total revenue		**76,368**
Operating expenses		
General and administrative expenses		120,168
Total operating expenses		**120,168**
Loss from operations		**(43,800)**
Interest income		159
Loss before provision for income taxes		**(43,641)**
Provision for income taxes		
Deferred		
Current		455
Total provision for income taxes		**455**
Net loss	**$**	**(44,096)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

BLACKLAKE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
MARCH 31, 2004

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Total stockholder's equity*
Balance, beginning	$	$ 61,975	$ (1,382)	$ 60,593
Capital contribution by stockholder		111,905		111,905
Net loss			(44,096)	(44,096)
Balance, ending	**$**	**$ 173,880**	**$ (45,478)**	**$ 128,402**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

BLACKLAKE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MARCH 31, 2004

Cash flows from operating activities		
Net loss	$	(44,096)
Changes in operating assets and liabilities		
Decrease in accounts receivable		3,533
Increase in income taxes payable		455
Increase in accounts and accrued expenses payable		2,798
Net cash used by operating activities		**(37,310)**
Cash flows from financing activities		
Increase in loan receivable		(31,026)
Additional contribution by stockholder		111,905
Decrease in loan payable		(65,250)
Net cash provided by financing activities		**15,629**
Decrease in cash and cash and cash equivalents		**(21,681)**
Cash and cash equivalents, beginning of year		61,220
Cash and cash equivalents, end of year	**$**	**39,539**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	
Interest expense		

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

BLACKLAKE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2004

Net capital		
Total equity capital	$	128,402
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		81,026
Net capital before haircuts and undue concentration on securities positions		**47,376**
Haircuts (2% of trading account fund of $38,742)		775
	$	**46,601**

Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	4,163
	$	**4,163**
Ratio: aggregate indebtedness to net capital		.09 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	**$**	**41,601**

Reconciliation of March 31, 2004 audited computation of net capital and Company's unaudited March 31, 204 Part IIA filing.

Unaudited March 31, 2004 net capital per March 31, 2004 Part IIA filing	$	138,617
Audit adjustments		91,241
Net capital	**$**	**47,376**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

Blacklake Securities Corporation ("the Company") is registered as a broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. The Company's business is primarily to act as a broker in the trading of securities for the customer's accounts.

The Company has an agreement ("Agreement) with a clearing broker ("Broker") to clear securities, carry customer's accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provision of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was incorporated in April 2000 in the State of New York.

Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 – LOANS RECEIVABLE

Loans receivable represents an advance to Wes Bennett, the company's President. The amount is non-interest bearing and is due on demand.

NOTE 2 – DUE FROM BLACKLAKE, LLC

The Company made advances to Blacklake, LLC, the Company's sole shareholder. The total amount due is non-interest bearing and due on demand.

NOTE 3 – INCOME TAXES

The Company incurred no federal income tax expense for the year and utilized no tax carryforward losses. The Company incurred $455 of New York State and City income tax expense for the year.

The Company has a net operating loss carryover of $45,478 to offset future income tax. The net operating loss expires as follows:

March 31, 2022	$	206
2023		1,176
2024		44,096

NOTE 4 - OPERATING FACILITIES

The company maintained its office under an operating sublease with its shareholder Blacklake, LLC for three years expiring on December 2004. The future minimum rental payment for these obligations is as follows:

December 31, 2004	$	27,000

Note 5 – MINIMUM REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory capital of $5,000. At March 31, 2004 the Company had regulatory net capital of $47,376.

NOTE 6 – LITIGATION

The Company paid $18,000 to settle a claim seeking compensatory damages which was filed with the NASD in January of 2003 alleging breach of fiduciary duty, unsuitability, fraud, and churning.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company maintained its office under an operation sublease with its shareholder, Blacklake, LLC, for three years expiring on December 2004 for $3,000 per month. In addition Blacklake, LLC charges the Company $1,350 per month for office services. Total expense for rent and office services were $36,000 and $16,200 respectively for the year ended March 31, 2004.

KAHN BOYD LEVYCHIN, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Blacklake Securities Corporation
75 Maiden Lane
New York, NY 10038

We have examined the financial statements of Blacklake Securities Corporation for the year ended March 31, 2004, and have issued our report therein dated June 16, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

48 Wall Street, 11th Floor New York, NY 10005 (212) 843-4100

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Blacklake Securities Corporation as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Kahn Boyd Levychin

Kahn Boyd Levychin,
Certified Public Accountants

June 16, 2004